EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited (TKG) Appointment of Director

In compliance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, the Board of Telkom is pleased to announce the appointment of Mr Mark Lamberti as a non executive director of the company, and as a member of the company's Audit and Risk Management Committee and Human Resources Review & Remuneration Committee, with effect from 29 May 2007.

Pretoria

31 May 2007

Sponsor

UBS Securities South Africa (Pty) Limited